Exhibit (d)(47)

AMENDMENT TWO

DATED MAY 1, 2021 TO

INVESTMENT SUB-ADVISORY AGREEMENT

for MassMutual Short-Duration Bond Fund

WHEREAS, Massachusetts Mutual Life Insurance Company (“MassMutual”) and Babson Capital Management LLC (now known as Barings LLC) (the “Sub-Adviser”) entered into an Investment Sub-Advisory Agreement (the “Agreement”), effective as of October 29, 2004, as amended, relating to the MassMutual Premier Short-Duration Bond Fund (now known as MassMutual Short-Duration Bond Fund) (the “Fund”); and

WHEREAS, MassMutual assigned the Agreement to its wholly-owned affiliate, MML Investment Advisers, LLC (“MML Advisers”), effective April 1, 2014; and

WHEREAS, Section 20 of the Agreement permits the Agreement to be amended by a written instrument approved in writing by both parties;

NOW THEREFORE, IT IS AGREED THAT:

1.	Capitalized terms used herein but not otherwise defined shall have the meanings given to those terms in the Agreement.

2.	Section 2 – Duties of the Sub-Adviser is supplemented with the following:

(i) The Sub-Adviser may delegate any of its duties and obligations hereunder to any affiliated person, as such term is defined in the Act, that is eligible to serve as an investment adviser to an investment company registered under the Act on such terms and conditions as it deems necessary or appropriate, provided that (i) MML Advisers and the Board of Trustees of the Trust consent to any such delegation and to the terms and conditions thereof, (ii) such delegation is pursuant to a written contract which receives prior approval by MML Advisers and the Board of Trustees of the Trust, which may not be materially amended without prior written approval of MML Advisers and the Board of Trustees of the Trust, and which provides for its automatic termination in the event this Sub-Advisory Agreement is terminated for any reason, and (iii) such delegation is permitted by and in conformity with the Act. The Sub-Adviser shall be liable to MML Advisers and the Fund for any loss or damage arising out of, in connection with, or related to the actions, or omissions to act, of any delegee utilized hereunder as if such delegee were a party hereto. The Sub-Adviser shall be solely responsible for compensating any delegee for services rendered, neither MML Advisers nor the Fund may be held responsible, or otherwise liable for, the payment of any amount due, or which may become due to any delegee.

3.	Except as expressly amended hereby, all provisions of the Agreement remain in full force and effect and are unchanged in all other respects.

4.	This Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original and, all of which, when taken together, shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto intending to be legally bound have caused this Amendment to be executed by their duly authorized officers or other representatives as of the day and year first above written.

MML INVESTMENT ADVISERS, LLC		BARINGS LLC

By:	/s/ Douglas Steele	By:	/s/ David Mihalick
Name: Douglas Steele		Name: David Mihalick
Title: Vice President		Title: Managing Director

Acknowledged and Agreed:

MASSMUTUAL PREMIER FUNDS
on behalf of MassMutual Short-Duration Bond Fund

By:	/s/ Renee Hitchcock
Name: Renee Hitchcock
Title: CFO and Treasurer